UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-00566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

REQUIRED INFORMATION

The following financial statements for the Greif 401(k) Retirement Plan are being filed herewith:

Description	Page No.
Financial Statements:

December 31, 2007 and 2006 and the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm	Page 3

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Page 6

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 11

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 14

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Greif 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Greif 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Columbus, Ohio
June 20, 2008

Greif 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Investments, at fair value:
Interest-bearing cash	$640,333	$630,297
Mutual funds	93,117,449	84,260,665
Common collective funds	30,250,164	30,667,462
Common stock	11,533,687	9,832,054
Participant notes receivable	3,250,201	2,737,045

Total investments	138,791,834	128,127,523
Other	207,170	5,315

Net assets available for benefits, at fair value	$138,999,004	$128,132,838

Adjustment from fair value to contract value for fully benefit responsive investment contracts	194,521	667,421

Net assets available for benefits	$139,193,525	$128,800,259

See accompanying notes.

Greif 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Employee contributions	$8,847,951
Employer contributions	2,593,712
Rollover contributions	1,695,552
Investment income:
Net appreciation in fair value of investments (Note 3)	8,104,515
Interest and dividend income	435,228

21,676,958
Deductions:
Benefits paid to participants	(11,250,201)
Administrative fees	(33,491)

Net increase in net assets	10,393,266
Net assets available for benefits, beginning of year	128,800,259

Net assets available for benefits, end of year	$139,193,525

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif 401(k) Retirement Plan (the Plan) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management, investment managers, and trustee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts (other than the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund) is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Mass Mutual Stable Income Fund and the Mass Mutual Moderate Journey Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Greif Bros. Service Corp. (the Sponsor or Employer).

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering all employees, within the United States, for adopting locations of the Sponsor and its affiliates and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted by the Sponsor to provide eligible employees with special incentives for retirement savings. Eligible employees participate as soon as administratively feasible following their date of hire and effective November 1, 2007, upon attaining the age of eighteen. Effective December 31, 2003, each of the Sponsor’s defined contribution retirement plans were merged into the Greif Bros. 401(k) Retirement Plan and Trust. As a result, all assets of these plans were transferred to the Greif Bros. 401(k) Retirement Plan and Trust on January 1, 2004. In addition, the Plan name was changed to Greif 401(k) Retirement Plan on January 1, 2004. Previously eligible participants of the Plan were immediately eligible for the Greif 401(k) Retirement Plan.

The Plan provides that the Sponsor will appoint a committee (the Administrator) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. MassMutual and Investors Bank & Trust (the Trustees) maintain the Plan assets.

As of November 1, 2007, all new eligible employees not covered under a collective bargaining agreement that prohibits a freeze to pension benefits were given an automatic employer contribution to their 401(k) Retirement Plan account equal to 3 percent of eligible compensation per pay period, due to the discontinuation of eligibility of the Greif Pension Plan for new employees.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the deferral limit as established annually by the Internal Revenue Code, into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.

Employer Contributions

At its discretion, the Sponsor may make matching and/or profit sharing contributions. Employer matching contributions are discretionary or are paid pursuant to collective bargaining agreements. Profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. There were no profit sharing contributions made during the year ended December 31, 2007.

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

2. Description of the Plan (continued)

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustees are empowered to lend to participants a portion of their account balances in accordance with the Plan document. The Trustees establish interest rates and terms.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Effective January 1, 2004, a participant’s vested interest is defined by the predecessor plan provisions covering the participant on December 31, 2003. After January 1, 2004, employer contributions and actual earnings thereon vest ratably over a five-year period unless otherwise provided by collective bargaining agreements.

Investment Options

Participant contributions and Employer contributions are allocated as the participant directs.

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan document), retirement, or the attainment of age 59  1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

3. Investments

During 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common Stock	$1,160,325
Common Collective Funds	1,142,554
Mutual Funds	5,801,636

$8,104,515

Greif 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2007

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2007	2006
MassMutual Stable Income Fund	$30,393,906	$31,264,194
MassMutual Indexed Equity Fund	11,161,888	11,236,440
MassMutual Mid Cap Growth II Fund	9,450,744	7,366,914
Dodge & Cox Balanced Fund	10,619,316	10,340,285
MassMutual Large Cap Value Fund	7,121,930	7,004,507
Capital Appreciation Fund	7,555,661	6,173,033	*
American Funds EuroPacific Growth Fund R	11,967,682	8,103,827
Dodge & Cox Stock Fund	8,550,895	9,496,111
Greif, Inc. Class A Common Stock	11,533,687	9,832,054

*	Amount does not exceed 5% of the Plan’s net assets at the specified date. Shown only for comparative purposes.

4. Transactions with Parties in Interest

As of December 31, 2007 and 2006, the Plan owned 88,219 and 83,041 shares of the Sponsor’s Class A Common Stock with a fair value of $11,533,687 and $9,832,054, respectively. Cash dividends received from the Sponsor were $183,799 for the year ended December 31, 2007.

5. Income Tax Status

Prior to the Plan Merger, effective December 31, 2003, all plans merged had received a determination letter from the Internal Revenue Service dated February 24, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. To the extent that any operational issues are identified, the plan administrator has agreed to take appropriate corrective actions.

Greif 401(k) Retirement Plan

(formerly Greif Bros. 401(k) Retirement Plan and Trust)

Notes to Financial Statements

December 31, 2007

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks and other uncertainties. As a result, the value of these investment securities will increase or decrease in the future. The occurrence of certain of these risks and uncertainties could result in a material adverse effect to participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Greif 401(k) Retirement Plan

EIN 31- 1652230 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Investment Description	Current/Contract Value
Interest Bearing Cash
Money Market Fund	$640,333

Mutual Funds
Mass Mutual Select Destination Retirement 2020*	5,534,044
Mass Mutual Select Destination Retirement 2030*	2,921,119
Mass Mutual Select Destination Retirement 2040*	1,409,139
Mass Mutual Select Destination Retirement Income*	677,432
Mass Mutual Select Destination Retirement 2010*	4,066,412
MassMutual Indexed Equity Fund*	11,161,888
MassMutual Mid Cap Growth II*	9,450,744
Dodge & Cox Balanced Fund	10,619,316
Dodge & Cox Stock Fund	8,550,895
MassMutual Large Cap Value Fund*	7,121,930
Capital Appreciation Fund	7,555,661
MassMutual Small Company Value Fund*	3,194,104
SEI Small Cap Growth Fund	1,185,314
PIMCO Total Return Fund A	5,763,834
Lord Abbett Mid-Cap Value Fund	1,937,935
American Funds EuroPacific Growth Fund R	11,967,682

Total mutual funds	93,117,449

Common/Collective Funds
MassMutual Stable Income Fund*	30,393,906
Mass Mutual Moderate Journey Fund*	50,779

30,444,685

Common Stock
Greif, Inc. Common Stock*	11,533,687

Participants Notes Receivable
Participant notes receivable, with interest rates of 5.0% to 9.5% and various due dates	3,250,201

Total investments	$138,986,355

*	Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF 401(k) RETIREMENT PLAN

Date: June 20, 2008	By:	/s/ Karen Lane
	Printed Name:	Karen Lane
	Title:	Plan Administrator

GREIF 401(K) RETIREMENT PLAN

ANNUAL REPORT ON FORM 11-K

FOR YEAR ENDED DECEMBER 31, 2006

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	Page 14